===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                         For the month of March, 2002


                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 Ameshoff Street
                                 Braamfontein
                               Johannesburg 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F    X             Form 40-F _____
                             -----



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                  Yes ______                   No   X
                                                  -----


===============================================================================

                          INCORPORATION BY REFERENCE


The first paragraph of Sappi Limited's press release dated March 18, 2002 announcing acquisition by Sappi of the coated fine paper business and Cloquet mill from Potlatch Corporation, furnished by the Registrant under this Form 6-K, are incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.

                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

[SAPPI LOGO]
                                                                        Limited



Press Release

Johannesburg, South Africa, 18 March 2002

SAPPI TO BUY AND RATIONALISE POTLATCH CORPORATION'S COATED FINE PAPER BUSINESS FOR US$480-MILLION

Sappi Limited, the world leader in coated fine paper, announced today that it has reached an agreement to acquire Potlatch Corporation's coated fine paper business and its Cloquet, Minnesota, USA, pulp and paper mill for US$480-million in cash. As part of the transaction, Potlatch will cease production of coated paper at the 140,000 short ton per year Brainerd coated paper mill and bear the related costs. The acquisition is subject to customary regulatory approvals.

Sappi expects the acquisition to create significant value for its shareholders. The transaction is immediately accretive to earnings even with current weak market conditions. By 2003, on an annualised basis, Sappi expects earnings per share accretion of US$0.20, even with taking a conservative view on the potential synergies.

Sappi Chairman, Eugene van As, said today that "the purchase provides a compelling opportunity to advance both Sappi's strategic and financial agendas. The acquired businesses are an excellent fit with our existing operations in North America and Europe. A complementary product line and customer base should allow Sappi to capture substantial synergies immediately. The integration of the Potlatch assets and transfer of the business from the Brainerd mill to our existing mills in North America and Europe will materially strengthen the competitiveness and profitability of our entire North American operations. We are highly confident that the US$480-million investment will quickly generate returns that significantly exceed our cost of capital."

"We believe that the Cloquet pulp mill and coated paper assets have the potential to generate world class returns. The acquired assets are well invested with a book value well in excess of the transaction value. A new, US$525-million state-of-the-art pulp mill with a design capacity of 450,000 short tons per year was commissioned in 2000 at the Cloquet site. It is the newest pulp mill in the USA. We are confident that bringing Sappi's knowledge of pulp manufacturing to this mill, which had initial start-up problems, will result in improved performance. Cloquet also has two paper machines and an offline coater - the newest machine and coater installed in 1988 and 1989, respectively. This is one of the few machines in the USA that can produce European style triple coated paper with minimal investment. The Brainerd facility, which was built in 1917, will cease coated paper production".

In 2001, the pulp and coated paper division of Potlatch had total annual net sales of US$464-million on sales of 363,000 short tons, all of it coated paper, and 147,000 tons of market pulp. Because Sappi has the capacity to supply the volume equivalent to Brainerd's output from its existing facilities in the USA and elsewhere, it will be able to avoid the US$60-million a year of overhead costs that were associated with operating the Brainerd facility. In addition to the Brainerd overhead costs, Sappi has identified a further US$60-million of savings and synergies which will be achieved within 12 months. These synergies consist of US$20-million of pulp efficiencies as well as rationalization in logistics, procurement and other administrative overheads of US$40-million. In summary, the integration of Potlatch into the Sappi system is expected to generate total annual pre-tax savings and synergies of at least US$120-million at existing prices. The total one-time costs to achieve these savings and synergies are not expected to exceed US$20-million.

Bill Sheffield, the CEO of Sappi's global Fine Paper division, said "the purchase price represents an effective US$980 per annual metric ton for the Cloquet facility, which is an attractive price for a modern unit and we get a bonus of a 140,000 tons of additional business at no further cost."

Commenting on the transaction, Sappi Fine Paper North America CEO, Kathy Walters, said today: "Potlatch produces excellent and well-known paper grades, in particular McCoy and Vintage, and is well known in the American designer and print community. The brands complement Sappi's own brand mix. The combined operation will be better able to service our customers and will increase Sappi's share of coated fine paper sales in the USA to 30%. It re-affirms Sappi's clear leadership position in this market segment."

Commenting on the financing of the transaction, Donald Wilson, Chief Financial Officer of Sappi, said "the Group has existing financing facilities to cover the transaction at very competitive interest rates and debt-to-total capital will be approximately 44% immediately after the transaction which is within the Group's target of 25% to 50% range. In addition, because of the accelerated use of accumulated losses in a European subsidiary through which this transaction will be funded, the after-tax holding cost will be very low. We do not expect this transaction to affect Sappi's BBB credit rating."

"The Cloquet site represents an important strategic move for Sappi. Imported coated sheets have seen rapid growth in recent years and now account for nearly half of the sheet fed market in the USA. American printers are changing to European style double and triple coated sheets because of price and performance. These products are less costly to manufacture than the traditional US grades, and also provide a superior surface," said Bill Sheffield.

Sheffield continued "Sappi's Somerset and Belgrade ranges remain the pre-eminent number three/four (3/4) grades, but we have been looking for a facility to manufacture European style grades in America for some time. To date we supply these grades from our own European facilities. With Cloquet we will be able to convert the coater with minimal investment to make these products in the short term in the USA."

Eugene van As today concluded by saying that the acquisition meets all of Sappi's strategic and financial criteria.

"This deal meets all of our investment criteria. It is accretive to earnings immediately, the return exceeds our cost of capital, and the investment is more earnings enhancing than buying back our own shares. The site has interesting long-term potential for growth including the capability to accommodate a world class machine if and when the market demands it."

                                                                          ENDS

FORWARD LOOKING STATEMENTS
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

NOTE TO EDITORS
Potlatch Corporation (USA) is an integrated forest products company with 1.5 million acres timberland in Idaho, Minnesota and Arkansas and a 17,000-acre hybrid poplar plantation in north-eastern Oregon. Manufacturing operations in Idaho, Nevada, Minnesota, Arkansas and Michigan produce lumber and panel products, bleached pulp and coated printing papers, consumer tissue and bleached paperboard.

Please visit: www.sappi.com or www.potlatch.com

For further information:

Andre Oberholzer
Corporate Affairs and Communication Manager
Sappi Limited
Tel +27 (0)11 407 8044
Fax +27 (0)11 403 8236
Mobile +27 (0)82 906 0638
Andre.Oberholzer@za.sappi.com

or

Stephanie Hall
Communications Manager
Sappi Fine Paper North America
Tel +1 617 368 6318
Fax +1 617 368 6530
Stephanie.Hall@na.sappi.com

[SAPPI LOGO]
                                                                 Sappi Limited




Announcement

18 March 2002

SAPPI EXPANDS IN NORTH AMERICA: ACQUIRES THE FINE PAPER BUSINESS AND CLOQUET MILL FROM POTLATCH

Today, we announced that Sappi had signed an agreement to acquire the fine paper business and brands - as well as the pulp and paper mill complex at Cloquet, Minnesota - from Potlatch, the North American paper and forest products group, for a sum of US$480 million.

The attached press release gives the details of the transaction in the form in which we announced it to the media and the financial community. This is an important step for Sappi in pursuing our short, medium and longer-term goals. It is also important for Sappi in North America and it offers significant rationalisation opportunities. It will strengthen our business substantially and give us yet another new asset, which we were able to acquire within a year or two of its construction - this time a pulp mill.

Further details of this transaction will be announced shortly by Bill Sheffield, the CEO for the Fine Paper Division; and Kathy Walters, the CEO of our North American business. They will indicate how this business will be integrated into Sappi's global network over the next month.

I am sure that you will join me in wishing our North American colleagues the best of luck with this new, important acquisition.







EUGENE VAN AS
Executive Chairman
sappi

(Incorporated in the Republic of South Africa)
(Registration number 1936/008963/06)
(ISIN code ZAE 000006284)
(Share code SAP)
("Sappi")

Proposed acquisition by Sappi of certain paper and pulp assets of Potlatch Corporation ("Potlatch")

1. Introduction

Sappi, the world leader in coated fine paper, hereby announces that it is to buy Potlatch's coated paper business and its Cloquet, Minnesota pulp and paper mill for R5.6 billion/US$480 million (based on the Rand/US Dollar exchange rate of 11.7175 as of 15 March 2002) in cash (the "Purchase Price").

2. Description of Assets

Sappi is acquiring the coated paper business of Potlatch, a North American diversified forest products company. The transaction includes the following assets: i. a pulp and paper mill, with an annual paper capacity of 260,000 tons and an annual pulp design capacity of 450,000 short tons, located in Cloquet, Minnesota; and ii. the order books and brands associated with Potlatch's Cloquet and Brainerd facilities (collectively, the "Acquisition").

For clarity, Sappi is acquiring only the order book and brands associated with the Brainerd facility; the Brainerd paper mill will not be acquired by Sappi. The production from the Brainerd mill will be transitioned to existing Sappi mills, and Potlatch will exit the coated paper business, bearing the costs relating to Brainerd.

3. Benefits to Sappi

The purchase provides a compelling opportunity to advance both Sappi's strategic and financial agendas. The acquired businesses are an excellent fit with Sappi's existing operations in North America and Europe. A complementary product line and customer base should allow Sappi to capture substantial synergies immediately. The integration of the Potlatch assets and transfer of the business from the Brainerd mill to Sappi's existing mills in North America and Europe will materially strengthen the competitiveness and profitability of Sappi's entire North American operations. Sappi is highly confident that the US$480 million investment will quickly generate returns that significantly exceed its cost of capital.

Because Sappi has the capacity to supply volume equivalent to Brainerd's output from its existing facilities in the US or elsewhere, it will be able to avoid the US$60 million a year of overhead costs that was associated with operating the Brainerd facility which produces 140,000 short tons per annum. Potlatch will bear any costs related to Brainerd. In addition to the Brainerd overhead costs, Sappi has identified a further US$60 million of savings and synergies which will be achieved within 12 months. These synergies consist of US$20 million of pulp efficiencies as well as rationalisation in logistics, procurement and other administrative overheads of US$40 million. The total one-time costs to achieve these savings and synergies are not expected to exceed US$20 million.

Potlatch produces excellent and well-known paper grades, in particular McCoy and Vintage, and is well known in the American designer and print community. Potlatch's brands complement Sappi's own brand mix. The combined operation will be better able to service Sappi's customers and will increase Sappi's share of coated fine paper sales in the USA to 30%. The Acquisition re-affirms Sappi's leadership position in the market segment.

The Cloquet pulp facility has only recently started up and had initial start up problems. Bringing Sappi's knowledge of pulp manufacturing to this facility would improve its performance, and Sappi is confident there is potential to increase the pulp margins even at existing prices by US$20 million a year.

Imported coated sheets now account for nearly 50% of the sheet fed market, and American printers are changing to European style double and triple coated sheets because of price and performance. These products are less costly to manufacture than the traditional US grades and provide a superior surface.

Sappi's Somerset and Belgrade range remain the pre-eminent number three (#3/4) grades but Sappi has been looking for a facility to manufacture European style grades in America for some time. To date Sappi supplies these grades from its own European facilities. By acquiring Cloquet, Sappi will be able to convert the Cloquet coater with minimal investment to make these products in the short term in the USA.

In the longer term Cloquet will enable Sappi to build a modern machine in the USA and to close down some of the less competitive facilities in the Sappi system in the future. Clearly Sappi will only build a new machine when the market is ready and when the new equipment will have no material impact on Sappi's supply balance.

Sappi has indentified US$120 million per annum of synergies and savings as a result of this transaction. The Acquisition will be accretive in the current financial year.

The Acquisition meets all of Sappi's strategic criteria. It is the right site, it has growth capability, it is accretive to earnings immediately, the returns significantly exceed Sappi's cost of capital, and the investment is, in Sappi's judgement, better than Sappi buying back its own shares. The share buy-back programme will continue at a modest rate until the Acquisition is bedded down.

4. Purchase consideration

The Sappi Group (the "Group") has existing financing facilities to cover the transaction at very competitive interest rates, and net debt-to-total capitalisation will be approximately 44% immediately after the Acquisition which is within the Group's target of 25% to 50% range. In addition, because of the accelerated use of accumulated losses in a European subsidiary through which the Acquisition will be funded, the after tax holding cost will be very low.

The Purchase Price represents an effective US$980 per annual metric ton for the Cloquet facility, which is an attractive price for a modern unit, and Sappi gets a bonus of 140,000 tons of additional business and no further cost.

Sappi does not expect the Acquisition to affect Sappi's BBB credit rating.


5. Financial effects of the Acquisition on Sappi

Given the nature of the Acquisition, all financial information for the acquired assets is based on historical management information. Pro-forma Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA") (after adjustments for one-time charges) attributable to the acquired assets for the last 12 months ended 31 December 2001 are US$95 million/R802 million. EBITDA for the Brainerd facility is equal to Net Revenue less Variable Costs, assuming the transfer of all production to Cloquet and other Sappi mills. Sappi expects to channel the existing Brainerd capacity through Cloquet and other Sappi mills as they can accommodate the additional volumes without incurring additional fixed costs. The Net Asset Value of the acquired assets as of 31 December 2001 is approximately US$650 million/R7.9 billion. As listed below, expected benefits as a result of rationalisation in logistics, procurement and other administration overheads and pulp manufacturing improvements efficiencies have not been included.

The pro-forma financial effects of the Acquisition on a per Sappi share basis set out below are for illustrative purposes only and, by nature, may not provide a true picture of Sappi's financial position or results of operations.



Period from 1 Jan to 31 Dec 2001      Notes      Before      Before    After      After       Increase/
                                                                                             (Decrease)
                                                                                                    (%)
                                                    US$       Rands      US$      Rands
Headline Earnings per Sappi Share     1,2,4        0.93        7.88     1.12       9.47              20
Net Asset Value per Sappi Share         3,4        7.15       85.16     7.15      85.16


Notes:
1. Headline Earnings per Share are calculated using published results for Sappi and historical management reporting information for the acquired assets, as if the transaction took place with effect from 1 January 2001.

2. Headline Earnings per Share are calculated by adjusting EBITDA for the acquired assets as follows:
2.1. EBITDA for the Cloquet facility adjusted by US$5 million/R45 million for the non-recurring write-off of bad debts and US$6 million/R47 million for stock write downs,
2.2. Depreciation and Amortisation on the acquired assets of US$25 million/R210 million calculated based on the Purchase Price using Sappi's depreciation policy,
2.3. Interest charged at 5% per annum for the financing of the Acquisition, and
2.4. Tax of US$4 million/R30 million after taking into consideration the tax benefit of US$15 million/R129 million based on the financing structure and the accelerated use of existing tax losses.

3. Net Asset Value is calculated as if the Acquisition occurred on 31 December 2001. There is no pro-forma effect of the Acquisition on Sappi's Net Asset Value at 31 December 2001 as it assumes net assets will be booked at fair value which should approximate US$480 million and not at Potlatch's carrying cost.

4. The average Rand/US Dollar exchange rate for the 12 month period ended 31 December 2001 is 8.4194, and the spot rate on 31 December 2001 is 11.9100.

6. Conditions precedent

The Acquisition is subject to a number of conditions precedent, including, inter alia, the fulfillment of the following conditions:

o the prerequisite rulings and approvals of the relevant regulatory authorities, including anti-trust authorities, and
o receipt of other necessary consents and permits.

The Acquisition is expected to close in May 2002.

7. Further announcements

Sappi shareholders will be notified of progress in the fulfillment of the conditions precedent.


8. Forward Looking Statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Morgan Stanley is acting for Sappi in connection with this transaction and no one else and will not be responsible to anyone other than Sappi for providing the protections offered to clients of Morgan Stanley nor for providing advice in relation to this transaction.


Johannesburg
18 March 2002

Financial adviser
Morgan Stanley & Co. Limited
Registered in England
Registration number 2164628
Regulated by the Financial Services Authority


Sponsor
UBS WARBURG
A financial services group of UBS AG Member of the JSE Securities Exchange Registration number 1995/011140/07

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      SAPPI LIMITED

                                         by /s/ D.G. Wilson
                                            -------------------------

                                            Name:  D.G. Wilson
                                            Title: Executive Director:  Finance

Date:  March 19, 2002